Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 11 DATED JANUARY 2, 2020
TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 26, 2019, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of December 31, 2019;
•	Status of Our Share Redemption Plan;
•	Historical NAV Information; and
•	Update to January 2020 Distribution.

Net Asset Value as of December 31, 2019

As of December 31, 2019, our net asset value (“NAV”) per common share is $12.91. This NAV per common share shall be effective until updated by us on or about March 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2019 [1]	October 1, 2019 [1]
ASSETS
Investments, at fair value	$126,326	$123,974
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	23,511	22,942
Other real estate investments, at fair value	102,815	101,032
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	15,925	4,885
Other assets	3,666	3,619
Current interest receivable	109	52
Total Assets	$146,026	$132,530

LIABILITIES
Accounts payable	$64	$78
Due to related party	286	260
Dividends payable [2]	1,549	1,525
Settling subscriptions	21	290
Total Liabilities	$1,920	$2,153

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 11,158,625 and 11,095,506 shares outstanding, net of accumulated amortization of deferred offering costs, on December 31, 2019 and October 1, 2019, respectively	$99,900	$100,613
Retained Earnings (Accumulated deficit)	9,426	(424)
Net adjustments to fair value	34,780	30,188
NET ASSETS	$144,106	$130,377
NET ASSET VALUE PER SHARE, on 11,158,625 and 11,095,506 shares outstanding for the periods ended December 31, 2019 and October 1, 2019, respectively [3]	$12.91	$11.75

[1] Estimated Balance Sheets as of December 31, 2019 and October 1, 2019.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2019 that relate to the first quarter of 2020 or dividends payable that were declared before October 1, 2019 that relate to the fourth quarter of 2019, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2019 and October 1, 2019, respectively.

On January 2, 2020, the Company announced that its net asset value per share (“NAV”) as of December 31, 2019 is $12.91 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2020 the per share purchase price of our Common Shares will be $12.91 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended December 31, 2019, we redeemed approximately 204,240 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from September 30, 2016 to December 31, 2019.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91

Update to January 2020 Distribution

On December 23, 2019, we announced a daily distribution of $0.0015068493 per share (the “January 2020 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2020 and ending on January 31, 2020 (the “January 2020 Distribution Period”). As of January 1, 2020, the January 2020 Daily Distribution Amount equates to approximately 4.26% on an annualized basis calculated at the current rate, assuming a $12.91 per share purchase price.